Filed Pursuant to Rule 433

Registration Statement No. 333-222652

March 13, 2019

FINAL TERM SHEET

Issuer:	Husky Energy Inc.

Anticipated Ratings:	Moody’s: Baa2; S&P: BBB

Principal Amount:	US$750,000,000

Coupon:	4.400%

Interest Payment Dates:	Semi-annually on April 15 and October 15, commencing October 15, 2019

Maturity Date:	April 15, 2029

Benchmark Treasury:	2.625% due February 15, 2029

U.S. Treasury Yield:	2.607%

Spread to Treasury Benchmark:	+ 180 bps

Re-offer Yield:	4.407%

Initial Price to Public:	Per Note: 99.939%

Optional Redemption:

At any time prior to January 15, 2029 (the date that is three months prior to the maturity date of the notes) for an amount equal to the principal amount of the notes redeemed plus a make-whole premium of U.S. Treasury plus 30 bps and accrued but unpaid interest to the redemption date.

At any time on or after January 15, 2029 (the date that is three months prior to the maturity date of the notes) for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

The notes may also be redeemed in whole, but not in part, at the redemption price described in the prospectus at any time in the event certain changes affecting Canadian withholding taxes occur.

Settlement Date:	March 15, 2019 (T+2)

CUSIP:	448055AP8

ISIN:	CA448055AP81

Denominations:	U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. Goldman Sachs & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:

CIBC World Markets Corp.

MUFG Securities America Inc.

RBC Capital Markets, LLC

BMO Capital Markets Corp.

Mizuho Securities USA LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Additional Selling Restrictions for the offering and sale of the notes.

Taiwan

The notes have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”) and/or any other regulatory authority of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that would require a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or any other regulatory authority of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the notes in Taiwan.

Dubai International Financial Centre

This final term sheet, the prospectus supplement and the accompanying prospectus relate to an “Exempt Offer” in accordance with the Markets Rules of the Dubai Financial Services Authority (“DFSA”). This final term sheet, the prospectus supplement and the accompanying prospectus are intended for distribution only to “Professional Clients” who are not natural persons as specified in the Market Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any information or documents in connection with Exempt Offers, including the accuracy or completeness of such information or documents. The DFSA has not approved this final term sheet, the prospectus supplement or the accompanying prospectus, nor taken steps to verify the information set forth herein or therein and has no responsibility for these documents. The DFSA has also not assessed the suitability of the securities to which these documents relate as to any particular investor or type of investor. The securities to which this final term sheet, the prospectus supplement and the accompanying prospectus relate may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of these documents or are unsure whether the securities to which these documents relate are suitable for your individual investment objectives and circumstances, you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre (“DIFC”), these documents are strictly private and confidential and are being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

United Arab Emirates

The notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this final term sheet, the prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and are not intended to be a public offer. This final term sheet, the prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Barclays Capital Inc. toll-free at 1-888-603-5847, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.